UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*
                 -------------------------------
                          iVILLAGE INC.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           46588H 10 5
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                    Park 80 West - Plaza Two
                 Saddle Brook, New Jersey 07663
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                 -------------------------------

                         August 20, 1999
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ------      Rule 13d-1(b)

          X         Rule 13d-1(c)
        ------

        ------      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Bruce F. Failing, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     345,844(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     345,844(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     345,844(1)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.3%(2)


12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1) Includes 55,923 shares deposited under the escrow indemnification agreement hereinafter referenced (the "Escrow
Agreement") with Continental Stock Transfer and Trust Company, as escrow agent.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of shares reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Elizabeth F. Failing and Leigh Q. Failing, as trustees of The Failing Trust for the benefit of Lindsay Failing


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     169,141(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     169,141(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     169,141(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.6%(2)

12    TYPE OF REPORTING PERSON*

      OO

-----------------

(1)  Includes 26,336 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of shares reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Elizabeth F. Failing and Leigh Q. Failing, as trustees of The Failing Trust for the benefit of Bruce F. Failing III


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     169,141(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     169,141(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     169,141(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.6%(2)

12    TYPE OF REPORTING PERSON*

      OO

-----------------

(1)  Includes 26,336 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of shares reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Norton Garfinkle

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     345,844(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     345,844(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     345,844(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.3%(2)

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1)  Includes 55,923 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of shares reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Norton Garfinkle, as trustee of The Gillian Garfinkle S
      Corporation Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     169,141(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     169,141(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     169,141(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.6%(2)

12    TYPE OF REPORTING PERSON*

      OO

-----------------

(1)  Includes 26,336 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of shares reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Norton Garfinkle, as trustee of The Nicholas Garfinkle S
       Corporation Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     169,141(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     169,141(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     169,141(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.6%(2)

12    TYPE OF REPORTING PERSON*

      OO

-----------------

(1)  Includes 26,336 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of shares reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Robert C. Ford

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     146,327(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     146,327(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     146,327(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.6%(2)

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1)  Includes 22,783 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     David Diamond

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     79,719(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     79,719(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     79,719(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN  SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.3%(2)

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1)  Includes 12,412 shares deposited under the Escrow Agreement.

(2) Based upon an aggregate of 26,024,487 shares, equal to the sum of reported as outstanding in the Issuer's most recent
Quarterly Report on Form 10-Q plus shares issued on August 20,
1999.

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Virginia Cargill

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     --

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     --

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     --

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN  SHARES*

      See footnote (1)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      --

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1) Excludes 50,612 shares subsequently issuable under the Agreement and Plan of Reorganization hereinafter referenced (the
"Merger Agreement") (including 5,015 shares to be deposited under the Escrow Agreement and 17,183 shares to be deposited under a tax withholding escrow agreement [the "Tax Escrow Agreement"]).

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Douglas Bivona

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     --

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     --

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     --

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN  SHARES*

     See footnote (1)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      --

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1) Excludes 33,741 shares subsequently issuable under the Merger Agreement (including 3,343 shares to be deposited under the Escrow Agreement and 11,456 shares to be deposited under the Tax Escrow
Agreement).

CUSIP NO.  46588H 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Paul Kessinger

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     --

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     --

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     --

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN  SHARES*

     See footnote (1)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      --

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1)  Excludes 8,485 shares subsequently issuable under the Merger
Agreement (including 836 shares to be deposited under the Escrow
Agreement and 2,864 shares to be deposited under the Tax Escrow
Agreement).

                     Introductory Statement

     On August 20, 1999 (the "Closing"), iVillage, Inc. (the "Corporation") completed its acquisition of Lamaze Publishing Company, Inc. ("LPC") pursuant to an Agreement and Plan of Reorganization dated July 13, 1999 (the "Merger Agreement") among the Corporation, LPC, LPC Acquisition Corporation and the shareholders (the "Shareholders") and stock appreciation unit holders (the "SAU Holders" and, together with the Shareholders, the "LPC Holders") of LPC. At Closing, pursuant to the Merger Agreement the Corporation issued an aggregate of 1,594,298 shares of common stock, $.01 par value ("Common Stock"), of the Corporation to the Shareholders (252,385 shares of which were deposited under an indemnification escrow agreement dated August 20, 1999 [the "Escrow Agreement"] among the Corporation, the LPC Holders and Continental Stock Transfer and Trust Company, as escrow agent), constituting 6.1% of the outstanding Common Stock (as reported in the Corporation's most recent Quarterly Report on Form 10-Q) plus shares issued at Closing. Under the Merger Agreement, the SAU Holders remain entitled to receive an aggregate of 92,788 shares of Common Stock (9,194 shares of which will be deposited under the Escrow Agreement and 31,503 shares of which will be deposited under escrow arrangements [the "Tax Escrow Agreement"] to cover applicable withholding taxes). The Corporation, at Closing, also issued 37,640 shares of Common Stock to Brown Brothers Harriman & Co., and 23,967 shares of Common Stock to Lamaze International, Inc., with respect to fees for which the LPC Holders were responsible.

     The filing of this Statement on Schedule 13G should not be construed as an affirmation of the existence of any "group", within the meaning of Section 13(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"), by the parties reporting hereunder; and, upon completion of the Closing, the parties reporting hereunder shall not be construed to constitute such a "group". No party reporting hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other party reporting hereunder.

     Item 1(a).     Name of Issuer.
                    --------------

          The name of the issuer is iVillage Inc., a Delaware corporation.

     Item 1(b).     Address of Issuer's Principal Executive
                    Office.

          The principal executive offices of the Corporation are located at 170 Fifth Avenue, New York, New York 10010.

     Item 2(a).     Name of Persons Filing.
                    ----------------------

          This statement is filed jointly by the LPC Holders more fully identified on Exhibit B, which information is incorporated by reference into this item.

     Item 2(b).     Address of Principal Office or, if none,
                    Residence.
                    ----------------------------------------

               The address of each LPC Holder is set forth on Exhibit B, which information is incorporated by reference into this item.

     Item 2(c).     Citizenship.
                    -----------

          Each LPC Holder is a citizen of the United States of America.

     Item 2(d).     Title of Class of Securities.
                    ----------------------------

          The securities to which this statement relates are shares of the common stock, $.01 par value, of the Corporation.

     Item 2(e).     CUSIP Number.
                    ------------

          The CUSIP Number of the Common Stock is 46588H 10 5.

     Item 3.   Status of Filing Person.
               -----------------------

          Not applicable.

     Item 4.   Ownership.
               ---------

          As of August 20, 1999, each LPC Holder beneficially owned the number of shares of Common Stock, representing the percent of the outstanding Common Stock, in each case as set forth opposite its name on Exhibit B, which information is incorporated by reference into this item. All of such shares were held with sole voting and investment power, except as set forth in Exhibit B.

     Item 5.   Ownership of Five Percent of Less of a Class.
               --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  X (see following
     footnote)                          ---


--------------------
* Effective upon completion of the Closing on August 20, 1999, the parties reporting hereunder shall not be construed to constitute a "group", within the meaning of Section 13(d) of the Exchange Act; accordingly, no such party is the beneficial owner of more than five percent of the Common Stock.


     Item 6.   Ownership of More than Five Percent on Behalf of
               Another Person.
               ------------------------------------------------

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, except as set forth in Exhibit B, which information is incorporated by reference into this item.

     Item 7.   Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.
               --------------------------------------------

          Not applicable.

     Item 8.   Identification and Classification of Members of
               the Group.
               -----------------------------------------------

          See Exhibit B, which information is incorporated by reference in response to this item.

     Item 9.   Notice of Dissolution of Group.
               ------------------------------

          See Item 5 and Exhibit C, which information is incorporated by reference in response to this item.

     Item 10.  Certification.
               -------------

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE
                            ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  August 26, 1999            s/Bruce F. Failing, Jr.
                                   -----------------------------
                                   Bruce F. Failing, Jr.


                                   Elizabeth F. Failing and Leigh
                                    Q. Failing, Trustees of The
                                    Failing Trust for the benefit
                                    of Lindsay Failing


Dated:  August 26, 1999            By: s/Elizabeth F. Failing
                                      --------------------------


Dated:  August 26, 1999            By: s/Leigh Q. Failing
                                      --------------------------


                                   Elizabeth F. Failing and Leigh
                                    Q. Failing, Trustees of The
                                    Failing Trust for the benefit
                                    of Bruce F. Failing III



Dated:  August 26, 1999            By: s/Elizabeth F. Failing
                                      ---------------------------


Dated:  August 26, 1999            By: s/Leigh Q. Failing
                                      ---------------------------



Dated:  August 26, 1999            s/Norton Garfinkle
                                   ------------------------------
                                   Norton Garfinkle


                                   THE GILLIAN GARFINKLE S
                                   CORPORATION TRUST


Dated:  August 26, 1999            By: s/Norton Garfinkle
                                      ---------------------------

                                   THE NICHOLAS GARFINKLE S
                                   CORPORATION TRUST


Dated:  August 26, 1999            By: s/Norton Garfinkle
                                      ---------------------------


Dated:  August 26, 1999            s/Robert C. Ford
                                   ------------------------------
                                   Robert C. Ford


Dated:  August 26, 1999            s/David Diamond
                                   ------------------------------
                                   David Diamond


Dated:  August 26, 1999            s/Virginia Cargill
                                   ------------------------------
                                   Virginia Cargill


Dated:  August 26, 1999            s/Douglas Bivona
                                   ------------------------------
                                   Douglas Bivona


Dated:  August 26, 1999            s/Paul Kessinger
                                   ------------------------------
                                   Paul Kessinger

                                                       Exhibit A

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated by the Securities and Exchange Commission, the undersigned agree that the statement to which this Exhibit is attached is filed on their behalf and in the capacities set out herein below.



Dated:  August 26, 1999            s/Bruce F. Failing, Jr.
                                   -----------------------------
                                   Bruce F. Failing, Jr.


                                   Elizabeth F. Failing and Leigh
                                    Q. Failing, Trustees of The
                                    Failing Trust for the benefit
                                    of Lindsay Failing


Dated:  August 26, 1999            By: s/Elizabeth F. Failing
                                      --------------------------


Dated:  August 26, 1999            By: s/Leigh Q. Failing
                                      --------------------------


                                   Elizabeth F. Failing and Leigh
                                    Q. Failing, Trustees of The
                                    Failing Trust for the benefit
                                    of Bruce F. Failing III



Dated:  August 26, 1999            By: s/Elizabeth F. Failing
                                      ---------------------------


Dated:  August 26, 1999            By: s/Leigh Q. Failing
                                      ---------------------------



Dated:  August 26, 1999            s/Norton Garfinkle
                                   ------------------------------
                                   Norton Garfinkle


                                   THE GILLIAN GARFINKLE S
                                   CORPORATION TRUST


Dated:  August 26, 1999            By: s/Norton Garfinkle
                                      ---------------------------

                                   THE NICHOLAS GARFINKLE S
                                   CORPORATION TRUST


Dated:  August 26, 1999            By: s/Norton Garfinkle
                                      ---------------------------


Dated:  August 26, 1999            s/Robert C. Ford
                                   ------------------------------
                                   Robert C. Ford


Dated:  August 26, 1999            s/David Diamond
                                   ------------------------------
                                   David Diamond


Dated:  August 26, 1999            s/Virginia Cargill
                                   ------------------------------
                                   Virginia Cargill


Dated:  August 26, 1999            s/Douglas Bivona
                                   ------------------------------
                                   Douglas Bivona


Dated:  August 26, 1999            s/Paul Kessinger
                                   ------------------------------
                                   Paul Kessinger

                                                        Exhibit B

Name and Address                                       Percent of
 of LPC Holder                     Number of Shares(1) Common Stock
-------------------                ------------------- ------------
Bruce F. Failing, Jr.                 345,844(2)          1.3%
83 Pecksland Road
Greenwich, CT 06831

Elizabeth F. Failing and              169,141(3)(4)       0.6
 Leigh Q. Failing, as trustees
 of The Failing Trust f/b/o
 Lindsay Failing
83 Pecksland Road
Greenwich, CT 06831

Elizabeth F. Failing and               169,141(3)(5)      0.6
 Leigh Q. Failing, as trustees
 of The Failing Trust f/b/o
 Bruce F. Failing III
83 Pecksland Road
Greenwich, CT 06831

Norton Garfinkle                      345,844(2)          1.3
133 East 62nd Street
New York, NY  10021

Norton Garfinkle, as trustee          169,141(3)(6)       0.6
 of The Gillian Garfinkle
 S Corporation Trust
133 East 62nd Street
New York, NY  10021

Norton Garfinkle, as trustee          169,141(3)(7)       0.6
 of The Nicholas Garfinkle
 S Corporation Trust
133 East 62nd Street
New York, NY  10021

Robert C. Ford                        146,327(8)          0.6
415 E. 54th Street
New York, NY 10022

David Diamond                          79,719(9)          0.3
25 Coulter Avenue
Pawling, NY 12564

Virginia Cargill                         --  (10)         --
9 Old Kings Highway South
Darien, CT 06820

Douglas Bivona                           --  (11)         --
9 Old Kings Highway South
Darien, CT 06820

Paul Kessinger                           --  (12)         --
9 Old Kings Highway South
Darien, CT 06820

-----------------------------
(1)  Except for shares deposited into escrow, such shares are held with sole voting and investment power.

(2)  Includes 55,923 shares deposited under the Escrow Agreement.

(3)  Includes 26,336 shares deposited under the Escrow Agreement.

(4) Dividends or proceeds from the sale of such shares may be paid or applied by the trustees to the beneficiary of such trust, namely Lindsay Failing.

(5) Dividends or proceeds from the sale of such shares may be paid or applied by the trustees to the beneficiary of such trust, namely Bruce F. Failing
     III.

(6) Dividends or proceeds from the sale of such shares may be paid or applied by the trustee to the beneficiary of such trust, namely Gillian Garfinkle.

(7) Dividends or proceeds from the sale of such shares may be paid or applied by the trustee to the beneficiary of such trust, namely Nicholas
     Garfinkle.

(8)  Includes 22,783 shares deposited under the Escrow Agreement.

(9)  Includes 12,412 shares deposited under the Escrow Agreement.

(10) Excludes 50,612 shares subsequently issuable under the Merger Agreement
     (including 5,015 shares to be deposited under the Escrow Agreement and 17,183 shares to be deposited under the Tax Escrow Agreement).

(11) Excludes 33,741 shares subsequently issuable under the Merger Agreement
     (including 3,343 shares to be deposited under the Escrow Agreement and 11,456 shares to be deposited under the Tax Escrow Agreement).

(12) Excludes 8,435 shares subsequently issuable under the Merger Agreement
     (including 836 shares to be deposited under the Escrow Agreement and 2,864 shares to be deposited under the Tax Escrow Agreement).

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                                                        Exhibit C

                 Notice of Dissolution of Group
                 ------------------------------


Effective upon completion of the Closing under the Merger Agreement on August 20, 1999, the parties reporting hereunder shall not be construed as a "group", within the meaning of Section 13(d) under the Exchange Act. All further filings with respect to transactions in the security reported on will be filed, if required, by the LPC Holders in their individual capacity.